UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. ____)

Magna International Inc.
(Name of Subject Company (issuer))

Magna International Inc. (offeror)
(Names of Filing Persons
(identifying status as offeror, issuer or other person))

Class A Subordinate Voting Shares
(Title of Class of Securities)

59222 4011
(CUSIP Number of Class of Securities)

J. Brian Colburn
Magna International Inc.
337 Magna Drive
Aurora, Ontario Canada L4G 7K1
(905) 726-2462
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

WITH A COPY TO:

Kevin D. Cramer
Osler, Hoskin & Harcourt LLP
1221 Avenue of the Americas, 26th Floor
New York, New York 10020
(212) 867-5800

Calculation of Filing Fee
Transaction valuation*
N/A
Amount of filing fee*
N/A

*Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

[ ]     Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________
Form or Registration No.:___________________
Filing Party:______________________________
Date Filed:_______________________________

[X]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]     third-party tender offer subject to Rule 14d-1.
[X]     issuer tender offer subject to Rule 13e-4.
[  ]     going-private transaction subject to Rule 13e-3.
[  ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:      [  ]

Introduction

This Tender Offer Statement on Schedule TO relates to the pre-commencement communications of a possible offer by Magna International Inc., an Ontario, Canada corporation ("Magna"), to purchase up to 20 million Class A Subordinate Voting Shares of Magna, as set forth in the press release attached as Exhibit (a)(5)(A). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Magna has not commenced the offer that is referred to in this communication. If Magna commences such an offer, Magna will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents. If Magna commences such an offer, shareholders are strongly encouraged to carefully read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits, along with all other documents that Magna is required to file with the Securities and Exchange Commission, will be available without charge at the Securities and Exchange Commission web site at www.sec.gov and by calling J. Brian Colburn. In addition, such documents will be delivered without charge to all shareholders of Magna.

Item 12.	Exhibits
(a)(5)(A) Press Release dated May 10, 2007 issued by Magna International Inc.

Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.